UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PIZZA INN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

725848 10 5

(CUSIP Number)

Timothy Taft

President & Chief Executive Officer

Pizza Inn, Inc.

3551 Plano Parkway

The Colony, Texas 75056.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 725848 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Parker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC & PF & BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 433,618

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 433,618

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to common stock, $0.01 par value per share (the “Common Stock”), of PIZZA INN, INC., a Missouri corporation (“Issuer”).  The principal executive offices of the Issuer are located at 3551 Plano Parkway, The Colony, Texas 75056.

The aggregate number of shares beneficially owned by Ronald W. Parker as of this date is 433,618 or 4.3% of the common stock shown as outstanding on the Issuer’s most recent Proxy Statement dated November 11, 2005 filed pursuant to Section 14(A) of the Securities Exchange Act of 1934.

Item 2.	Identity and Background

This Statement is filed by Ronald W. Parker. The principal address of Ronald W. Parker is 7108 Round Hill Road, McKinney, Texas 75070.  Ronald W. Parker is currently unemployed.  Ronald W. Parker is not a member of any group.

During the past five (5) years, Ronald W. Parker: (i) has not been convicted in a criminal proceeding; or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds were derived from personal capital as well as from secured personal bank loans to Ronald W. Parker and from the Issuer in connection with Ronald W. Parker’s former employment as President and Chief Executive Officer of Issuer.   Shares of the stock of the Issuer are owned by Ronald W. Parker through his 401k retirement plan with Issuer, in personal brokerage accounts held in the name of Ronald W. Parker, held by Ronald W. Parker personally, and held by a bank as collateral for a secured personal loan to Ronald W. Parker.  Shares of the stock of the Issuer were also gifted to Ronald W. Parker by the former CEO of the Issuer.  Ronald W. Parker has submitted to the Secretary of the Commission a letter requesting that the name of the bank that issued secured personal loans to him not be made available to the public.

Item 4.	Purpose of Transaction

The shares of the Issuer were acquired for investment purposes.  Ronald W. Parker intends to continue to sell an indeterminate number of shares of Issuer through open market sales or through private agreements for general personal economic purposes.

Item 5.	Interest in Securities of the Issuer

Ronald W. Parker currently owns 433,618 shares of common stock of the Issuer representing 4.3% of the outstanding common stock.  Ronald W. Parker has sole voting and dispositive power over the subject securities.  The bank has the right to receive any dividends on the shares held as collateral for the loans, and to receive the proceeds of the sale of any such shares while such loans are outstanding.

The following Chart #1 represents the date of acquisition, amount of shares acquired, per share cost basis, total cost basis, and type of acquisition for Ronald W. Parker (“RWP”) on that acquisition date.

The following Chart #2 shows Ronald W. Parker’s holdings of the stock of the Issuer at the end of each Annual Meeting of Shareholders of the Issuer as disclosed in each annual proxy statement of the Issuer.  The Issuer’s proxy statements include a detailed listing of all ownership of Issuer’s stock by all directors and executive officers of Issuer as of the date indicated in each year’s proxy statement (“Ownership Reporting Date”), including common stock and common stock options.  Included in Chart #2 below are all shares held by Ronald W. Parker, including common stock options, as of these Ownership Reporting Dates, percentage of the total outstanding shares of the Issuer held by Ronald W. Parker as of these Ownership Reporting Dates, and the total number of outstanding shares of the Issuer as of these Ownership Reporting Dates.

The following Chart #3 shows Ronald W. Parker’s disposition of the stock of the Issuer.  This Chart #3 indicates the date the stock was sold, the number of shares sold, and the price per share at which the stock was sold on that date.  Currently, Ronald W. Parker intends to continue to sell an indeterminate number of shares of Issuer through open market sales or through private agreements for general personal economic purposes.  These proposed sales may be deemed “material” as defined in Rule 13d-2, and subsequent Amendments to this Schedule 13D filing will be made as required under Rule 13d-2.

Chart #1

Date of Acquisition by Ronald W. Parker	Number of Shares Acquired by Ronald W. Parker	Per Share Cost Basis		Total Cost Basis		Type of Acquisition
2/24/92	5,000	$0		$0		gift
3/5/92	15,000	0.7910		11,865.00		mkt purchase
9/1/92	25,000	1.1250		28,125.00	(2)	Issuer grant
7/6/93	2,600	2.7500		7,150.00	(2)	Issuer grant
12/17/93	1,000	0.0000		0.00		gift
5/13/94	2,000	3.5625		7,125.00	(2)	Issuer grant
5/31/94	2,000	3.5000		7,000.00		mkt purchase
2/27/95	30,000	2.7500		82,500.00		mkt purchase
6/29/95	2,000	3.0625		6,125.00		mkt purchase
7/2/96	1,000	4.7500		4,750.00		mkt purchase
12/3/96	100	4.5000		450.00		mkt purchase
6/30/97	3,000	3.8750		11,625.00		mkt purchase
6/30/97	2,000	3.9375		7,875.00		mkt purchase
6/30/97	3,500	4.0625		14,218.75		mkt purchase
7/1/97	4,500	4.0000		18,000.00		mkt purchase
7/2/97	2,500	4.0000		10,000.00		mkt purchase
7/7/97	4,000	4.09375		16,375.00		mkt purchase
7/7/97	1,500	4.1250		6,187.50		mkt purchase
7/8/97	15,000	4.1250		61,875.00		mkt purchase
7/8/97	6,000	4.3125		25,875.00		mkt purchase
7/17/97	100	4.7500		475.00		mkt purchase
8/4/97	200,000	4.1250	(3)	825,000.00		option exercise
10/6/99	200,000	3.47	(4)	694,000		option purchase
7/7/00	200,000	3.5625	(5)	712,500		option purchase
(1)	52,718	(1)		(1)		401k plan
				$2,559,096.25

(1)                               Total of periodic purchases made during the period 1992-2004 through Issuer’s 401k retirement plan.

(2)                               Market value at date of Grant or Purchase for respective year.

(3)                               $1.125 option exercise price per share plus tax paid on $3.00 per share ($600,000 of ordinary income). Market price per share on this date of $4.1250.

(4)                               $2.50 option exercise price per share plus tax paid on $0.97 per share ($194,000 of ordinary income).  Market price per share on this date of $3.47.

(5)                               $2.50 option exercise price per share of $1.0625 per share ($212,500 of ordinary income). Market price per share on this date of $3.5625.

Chart #2

Ownership Reporting Date**	RWP Shares Owned, Including Stock Options**		Total Outstanding Shares of Issuer, Including Stock Options*	% Shares Owned by RWP**		Actual Total Shares Outstanding (Per Proxy Report)**
10/1/95	290,798		13,407,700	2.2%		13,329,801
10/1/96	694,828		14,590,900	4.8%		13,017,152
10/1/97	933,480		14,707,700	6.3%		12,747,215
10/1/98	1,367,652		14,396,300	9.5%		11,641,830
10/11/99	1,373,802		12,752,700	10.77%		11,853,058
10/1/00	1,380,744		11,373,500	12.14%		10,734,873
10/1/01	1,449,049		10,773,600	13.45%		10,061,238
10/1/02	1,266,985		10,549,400	12.01%		10,058,324
10/1/03	1,018,173		10,195,000	9.99%		10,068,674
11/15/03	1,018,173		10,305,400	9.88%		10,073,674
10/1/04	851,821		10,140,700	8.40%		10,138,674
4/1/05	851,821		10,092,700	8.44%		10,091,294
10/14/05	851,821		10,092,700	8.44%		10,108,494
1/23/06***	625,840	***	10,092,700	6.2	%***	10,108,494
2/03/06***	433,618	***	10,092,700	4.3	%***	10,108,494

*	Calculated from Issuer’s officers’ and directors’ ownership chart in annual proxy statement. Shares are rounded to nearest hundred.

**	Source is Issuer’s annual proxy statement filed as per Section 14(A) of the Securities Act.

***

Excludes RWP’s options that have expired and 346,900 shares sold by RWP as set forth below on Chart #3. Source is not Issuer’s annual proxy statement since Issuers’s last annual proxy statement is dated 10/14/05.

Chart #3

Date of Disposition/Sale By Ronald W. Parker	Number of Shares Sold by Ronald W. Parker		Price Per Share Sold By Ronald W. Parker		Total of Sales By Ronald W. Parker
1/5/06	19,900		$2.7626	$54,995.64
1/6/06	18,600		2.7501		51,151.86
1/9/06	3,500		2.7500		9,625.00
1/10/06	6,000		2.7500		16,500.00
1/11/06	42,000		2.7370		114,954.00
1/12/06	15,000		2.7300		40,950.00
1/13/06	15,000		2.7300		40,950.00
1/13/06	11,000		2.7500		30,250.00
1/17/06	900		2.7500		2,475.00
1/18/06	21,400		2.7000		57,780.00
1/20/06	1,000		2.7000		2,700.00
1/24/06	378		2.6500		1,001.70
1/26/06	500		2.6500		1,325.00
1/30/06	41,722		2.6000		108,477.00
1/31/06	71,400		2.7100		193,494.00
2/1/06	63,600		2.6500		168,540.00
2/2/06	15,000		2.6300		39,450.00
	Total	346,900		Total:	934,619.20

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ronald W. Parker has entered into various Option Agreements which either lapsed or were exercised by Ronald W. Parker.  There are currently no Option Agreements or any other agreements between Ronald W. Parker and Issuer.  In October 1999, the Issuer loaned $557,056 to then Chief Operating Officer Ronald W. Parker in the form of a promissory note due in June 2004 to acquire 200,000 shares of the Issuer's common stock through the exercise of vested stock options previously granted to him in 1995 by the Issuer.  The note bore interest at the same floating interest rate the Issuer pays on its revolving credit line with a bank and was collateralized by certain real property and existing Issuer stock owned by Mr. Parker. As of June 27, 2004, the note balance was paid in full.

In July 2000, the Issuer also loaned $302,581 to Ronald W. Parker in the form of a promissory note due in June 2004, in conjunction with a cash payment of $260,000 from Mr. Parker, to acquire 200,000 shares of the Issuer's common stock through the exercise of vested stock options previously granted in 1995 by the Issuer.  The note bore interest at the same floating interest rate the Issuer pays on its revolving credit line with a bank and was collateralized by certain real property and existing Issuer stock owned by Mr. Parker.  As of June 27, 2004, the note balance was paid in full.

In June 2004, Ronald W. Parker entered into a bank loan agreement with a bank (bank name not disclosed as per Item 3 of this Schedule 13D) secured by collateral which included 692,100 shares of the stock of the Issuer owned by Ronald W. Parker.  To date, Mr. Parker continues to pay down the principal and interest of this bank loan through proceeds from sales of his shares of the stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2006.
Date
/s/ Ronald W. Parker
Signature
RONALD W. PARKER
Name/Title